Room 4561

June 10, 2005

Keith A. Greaves
Chief Financial Officer, Treasurer and Secretary
O2 Secure Wireless, Inc.
3300 Holcomb Bridge Road, Suite 226
Norcross, GA 30092

>   **Re: O2 Secure Wireless, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed May 13, 2005**
>   **File No. 333-123393**

Dear Mr. Greaves:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Calculation of Registration Fee Table

1.   We note that you estimated the proposed offering price per share pursuant to Rule 457(c) using the average of the closing bid and asked prices as of the current date. However, on the front cover of the prospectus you state that currently there is no public market for your common stock. Please advise or revise.

Front Cover

2.   While we note that you believe your shares will begin trading in the range of
        $1.50 per share, because there is not yet a market for your common shares, please
        revise the outside front cover page of the prospectus to include the following
        language:

        "The selling shareholders will sell at a price of $x.xx (or a range) per share until
        our shares are quoted on the OTC Bulletin Board and thereafter at prevailing
        market prices or privately negotiated prices."

        Additionally, revise throughout your document to ensure that any reference to
        shares being offered at market price, is revised to refer to the initial price or range
        at which you will sell your shares.

3.   Please tell us the role of Messrs. Conley and Greaves in the distribution and why
        they are named as underwriters in this registration statement.

Summary, page 5

4.   The amounts disclosed in the second paragraph as losses for the period of
        inception to September 30, 2004 and for the three months ended December 31,
        2004, do not agree to the amounts presented for the same periods in the statement
        of operations. Also, based on the balance sheet presented in the financial
        statements, working capital as of December 31, 2004 appears to be $99,200. The
        amount presented in the prospectus summary is $79,542. Please revise this
        paragraph so that the amounts presented agree to the financial statements.

Risk Factors, page 6

5.   Please review each risk factor heading to ensure it clearly conveys a separate,
        detailed risk to investors regarding your company, industry or the offering. Many
        of the subheadings merely state a fact about your business without fully
        describing the risks associated with that fact. For example, we note the following
        "[w]e have completed a limited number of high-speed wireless installations and
        face increasing competition for future installations," "[s]ystem disruptions," and
        "[r]isks associated with potential acquisitions." Please revise each of your
        subheadings to ensure that they disclose the specific risk or risks that you are
        discussing in the text. Rather than stating that a factor could "adversely affect"
        your business, the subheading should indicate what the adverse effects may be,
        such as reduced income or revenues or loss of customers.

6.   Please expand this section to provide separate risk factors related to your
        dependence on Netconx as one of your primary vendors, and your dependence on

Post Properties and only one other entity as your sole customers. With regard to Netconx, you should discuss whether you would be able to find replacement vendors in the event your relationship with Netconx was terminated. With regard to your dependence on only a few customers, you should provide quantified information with respect to the percentage of revenues each customer was responsible for in the last fiscal year. Additionally, ensure that your risk factor discloses that the spouse of one of your executives is an employee for Post Properties. Finally, please provide similar disclosure in your business section pursuant to Item 101(b)(6) of Regulation S-B.

7. We note from note 2 to your financial statements that Transfer Management has provided substantially all of the cash flow used to sustain the company since its efforts to sell common stock began in April of 2004. Please revise to include a separate risk factor discussing your dependence on just one investor for substantially all of the cash necessary to support your business.

8. We note that the loans you have made to your named executive officers are not evidenced by a note. Please revise to include a risk factor regarding the risks this arrangement poses to investors, including a discussion of how your disclosure controls and procedures might be adversely affected by such lack of documentation. Additionally, as this appears to be a form of compensation, please file written descriptions of these arrangements as exhibits to your registration statement. See Item 601(b)(10)(ii) of Regulation S-B.

Our negative cash flow, operating losses and limited operating history … page 6

9. Revise the text of this risk factor to clearly indicate that your auditors have issued a going concern opinion.

Our common stock may be deemed to be "penny stock"… page 11

10. Since your estimated offering price is $1.50/share, it appears that your stock will be subject to the penny stock rules, at least initially. Please revise to disclose whether your stock currently meets the definition of penny stock you provide on page 12. Moreover, you should describe in greater detail the risk to investors relating to the additional requirements placed on broker-dealers in relation to penny stocks, specifically the risk to investors from broker-dealers being less likely to trade in these types of securities due to the requirements you discuss in the text of this risk factor.

The selling stockholders intend to sell their shares of common stock… page 14

11.	We note your disclosure that 13.6 million shares of common stock may be sold subject to various rules such as Rule 144. We also note your disclosure on page 27 that 16,250,000 shares are currently available for resale under Rule 144. Please revise to provide consistent information throughout the filing or advise.

Selling Stockholders, page 15

12.	We note your disclosure that you have not had any material relationships with any of the selling stockholders, other than with your CEO and CFO, within the past three years. However, the transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them, as well as the exemptions on which you relied for each transaction and the facts that made such exemptions available. See Item 507 of Regulation S-B.

13.	Please revise to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by Transfer Management, Inc., Brian Dale & Company, Chancellor Holdings and European Pension Management. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

14.	We note your disclosure that you have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities. Please note that any written agreements, or oral agreements reduced to writing, relating to the issuance of or registration rights relating to the shares being offered for resale in this registration statement should be filed as exhibits. See Item 601(b)(10)(i)(A) of Regulation S-B.

Determination of Offering Price

15.	Since this offering is effectively your initial public offering, please provide the information required by Item 505 of Regulation S-B. Namely, please disclose the factors considered in determining the offering range or initial price at which you will sell your shares.

Dilution, page 26

16.   Since you are not a reporting company, please revise to provide the information required by Item 506(a) of Regulation S-B. Namely, disclose whether the anticipated offering range is significantly higher than the price(s) paid by any of your officers, directors, promoters or affiliated persons named as selling shareholders in this registration statement.

Shares of the Company Eligible for Future Sale, page 28

17.   We note your statement indicating that at least 1,000,000 of the shares of common underlying your outstanding warrants are eligible for registration on Form S-8. Please tell us the nature of the services for which these particular warrants were issued.

Management's Discussion and Analysis and Plan of Operations, page 30

18.   We note that your goal for fiscal year 2005 is have a minimum of 1,000 residential subscribers. Revise to indicate how many subscribers you have now.

Results of Operations, page 32

19.   Please revise this section to provide more information regarding your operations and any material changes that have occurred between periods. For example, while we note that your operations generated only $93 in revenues for the fiscal year ended September 30, 2004, you should revise to better explain the material costs associated with installation, strategic planning and developing revenue-generating opportunities. Additionally, revise your discussion relating to the quarter ended December 31, 2004 to quantify any material amounts spent on general and administrative expenses, including the change in amounts spent on officer compensation, sales and marketing and system installations, and explain the business reasons underlying each material change.

20.   We note from page 6 that between September 30, 2004 and December 31, 2004, the property and equipment shown on your balance sheet increased from $85,767 to $247,067. Please tell us the reason for such change. Additionally, if this change related to your operations, you should revise MD&A to discuss how it affected your business.

21.   Finally, we note from "Certain Relationships and Related Transactions" that in January of 2005 you entered into a Sole Distributor Agreement with Netconx. Ensure that your revised MD&A includes a discussion of the material terms of this agreement, including a quantified discussion of the ongoing payments due to Netconx if you sell their product to third parties or establish outdoor access points that are manufactured from the cards provided by Netconx.

Liquidity and Capital Resources, page 33

22.   Expand this section to state the minimum period of operations you are able to
        fund using your current capital resources as well as any additional contractually
        committed capital you are entitled to receive.   Disclose the current rate at which
        you are using capital in operations and describe how you plan to address any
        deficiency. Additionally, indicate whether your current capital resources plus
        additional capital contractually committed to you is sufficient to fund your
        planned operations for a period of no less than twelve months from the date of the
        prospectus. To the extent you do not have sufficient capital to fund your planned
        operations for the twelve-month period, disclose the minimum amount of
        additional capital you will need to obtain to fund planned operations for that
        period. Describe how you plan to obtain any such funds and also describe the
        effects on your business activities in the event you are not able to raise capital that
        must be obtained to fund any portion of twelve months of operations from the
        effective date.

Business, page 33

23.   Please provide the information required by Item 101(b)(10) of Regulation S-B, if
        applicable.

On Premise Wi-Fi Equipment and Facilities, page 35

24.   Expand your disclosure to provide a description of your relationship with
        Netconx, which appears to be your principal supplier.

Competition, page 35

25.   Expand you discussion of your competitive position within the wireless Internet
        service provider industry in the markets in which you currently operate. For
        example, do any of your competitors' methods of operation pose a barrier to
        further entry in those markets? Does any one or a small number of competitors
        have a majority of the market share in these markets? Please revise as
        appropriate.

Management, page 38

26.   Please revise to disclose the amount of experience Messrs. Conley and Greaves
        have in the areas of financial accounting and public company reporting. If they
        have no such experience, revise to so state and include an additional risk factor

discussing the risks associated with none of your executive officers having such experience.

Executive Compensation, page 39

27.   We note that neither the warrants granted to Mr. Sellars to purchase 500,000 shares, nor the 2,000,000 shares issued to Netconx D&C Wireless, LLC, are described under "Recent Sales of Unregistered Securities." Please revise accordingly.

28.   Please tell us what consideration you have given to whether your chief technical officer should be a named executive officer, as defined by Item 402(a)(2) of Regulation S-B. In this regard, we note from note 11 to your financial statements that this person was granted warrants to purchase 500,000 shares at $1.00 per share. Tell us whether the warrants were granted in March 2005 in connection with the execution of his employment agreement or whether he received such warrants during fiscal 2004.

Principal Stockholders, page 40

29.   Please confirm, as you have in the selling stockholders section, that your calculations of beneficial ownership were done in accordance with Rule 13d-3 of the Securities Exchange Act.

30.   Tell us why Transfer Management, Inc. is not included in this table. It appears that this entity currently owns greater than five percent of your outstanding common stock.

31.   You disclose on page 61 that you issued Pilot Corporate Services 1.5 million shares of common stock pursuant to a consulting agreement dated March 2, 2004. It appears that this entity currently owns greater than five percent of your outstanding common stock. Please revise to disclose Pilot's ownership of these shares and the apparent beneficial ownership of Mr. Traver and Ms. Masters.

Certain Relationships and Related Transactions, page 42

32.   We note your disclosure that you have loaned funds to your officers from time to time. Please tell us when you anticipate these loans to be repaid. Additionally, please tell us whether you plan to continue to extend loans to your officers in the future.

33.   Please revise this section to clearly indicate the related party nature of each transaction described. For example, your disclosure does not indicate how Pilot

Corporate Services is related to the company. Additionally, while your disclosure regarding Netconx refers to Craig Sellars, it does not clearly indicate how Mr. Sellars is related to Netconx. Finally, the disclosure in the last paragraph of this section refers to loans made from a foreign individual investor to your CEO and CFO. Please revise to indicate whether the foreign individual investor is related to the company and, if so, identify the individual.

34. Revise the disclosure regarding your relationship with Pilot Corporate Services to better explain the services provided to the company and the fees paid in exchange for such services. For example, your current disclosure indicates only that you have deposited funds with Pilot to hold for payment of professional fees. However, the agreement with Pilot filed as an exhibit to the registration statement indicates that Pilot was hired as a consultant to provide advisory and management consulting services including providing strategic advice regarding a transition of the company from the private to the public sector. In addition, the agreement specifies that Pilot will be paid $120,000 for such services and that, if related payments are not made in a timely manner, interest will accrue at 18% per annum on the remaining balance. Furthermore, it appears that Pilot was issued 1,500,000 shares in connection with the agreement. Please revise to disclose all material terms of your relationship with Pilot, including the per share value of the shares issued to Pilot and the manner in which you valued such shares at the time of issuance.

35. We note that Mr. Conley's spouse works for one of your two customers. Please revise to disclose whether the services for this customer are provided at the same rates available to all customers.

36. It appears from exhibit 10.7 that Dominic Richardson was issued 1,750,000 shares in connection with the execution of a consulting agreement on March 30, 2004. As this transaction appears to have caused him to beneficially own more than 5% of your outstanding shares, please revise to disclose the material terms of this agreement, including the per share value of the shares issued and the manner in which you valued such shares, or advise. Additionally, as Mr. Richardson signed the Regulation S Securities Purchase Agreement on behalf of Transfer Management, tell us what consideration you have given to whether the Reg S transaction was a related party transaction, since the person who signed that agreement appears to have been issued more than 5% of your shares prior to signing the Reg S agreement on behalf of another entity.

Financial Statements

General

37.   Please note the updating requirements of Item 310(g) of Regulation S-B.

38.   A currently dated consent of the independent public accountant should be
        provided in all amendments to the registration statement.

Statement of Cash Flows, page F-4

39.   The statement of cash flows reflects total proceeds from the sale of common
        shares as $535,500 for the period from inception to December 31, 2004.   In note
        8 you state that you sold an aggregate of $721,500 in common shares.   Please
        reconcile these amounts and revise the document to clarify as necessary.

40.   Explain the nature of the "costs paid by investor." In note 8, you state that
        "$21,000 [of the $416,500 proceeds] was paid by the investor directly to an
        unrelated company for professional fees" during the three months ended
        December 31, 2004. On the statement of cash flows, "costs paid by investor" for
        the same period equals $51,000. Please tell us if these amounts are related and
        revise the footnote to clarify. Also, revise the footnote to disclose all amounts
        paid directly by investors to the company's creditors.

Note 1 – Summary of Significant Accounting Policies (Revenue Recognition), page
F-6

41.   Revise your disclosure of your revenue recognition policy to discuss how it meets
        the requirements set forth by SAB 104.

Note 2 – Cash in escrow / Funds held for investors, page F-7

42.   Explain why the funds held for investors are classified as a liability. Revise to
        disclose the relevant terms and conditions of the escrow and securities purchase
        agreements, including the duration of the agreements, whether the investor is
        entitled to a return of the funds on demand, and whether the price of related sales
        of common stock has been fixed. Reference any authoritative guidance that
        supports your presentation.

Note 4 - Deferred Charge, page F-8

43.   Revise Note 4 to reiterate that Pilot Corporate Services is a related party. Also, please revise the balance sheet to identify the deferred charge as a related party transaction.

Note 8 – Stockholder's Equity, page F-9

44.   We note the warrants issued during the past two fiscal years and in subsequent periods. Revise to provide the disclosures required by SFAS 123.

Interim Financial Statements

45.   Disclose in a note to the interim financial statements, the assertion of management that is required by Instruction 2 to Item 310(b) of Regulation S-B.

Recent Sales of Unregistered Securities, page 60

46.   We are unable to ascertain from your disclosure how you currently have 21,896,666 shares of common stock outstanding. From your current disclosure, it would appear that only approximately 19.5 million shares, and warrants to purchase an additional 1.5 million shares, have been issued in unregistered transactions to date. Please provide us with a table setting forth the date of all issuance transactions, the parties involved in the transactions, the amount of shares issued and the amount of consideration received in each transaction.

47.   Please revise to disclose the per share price of the shares issues to Pilot Corporate Services, Inc. and Dominic Richardson. Furthermore, revise to describe the types of consulting services provided by Mr. Richardson, since a description of the consulting services he is to provide to you are not described in the Consulting Agreement dated March 20, 2004.

Signatures, page 63

48.   Please revise to identify your principal financial officer and controller or principal accounting officer, or persons performing similar functions. See the instructions for signatures on Form SB-2.

Exhibit 10.7

49.   Please tell us the jurisdiction of formation of Transfer Management, Inc., since this information is not on the signature page of the document filed with your registration statement.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454 with any other questions. You may also contact me at (202) 942-1800.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (404) 917-0979
        Robert J. Mottern, Esq.
        Weizenecker, Mottern & Fisher, P.C.
        Telephone: (404) 365-9799